1 May 29, 2026 Attention: Business Editors VERSABANK ANNOUNCES FOUNDER AND PRESIDENT, DAVID TAYLOR, NAMED EXECUTIVE OF THE YEAR BY THE CANADIAN LENDERS ASSOCIATION LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, digital asset technology and technology solutions for cybersecurity, today announced that David Taylor, Founder and President of VersaBank, has been named Executive of the Year by the Canadian Lenders Association at the Canadian Finance Summit held on May 28, 2026. “I am proud to be recognized as Executive of the Year by the Canadian Lenders Association,” said David Taylor, Founder and President of VersaBank. “This award reflects what has been another milestone year for VersaBank, as we continue to lead the way in innovation across the North American point-of-sale finance space. Continuous innovation, highlighted most recently by our real-time point-of-sale financing initiative, is further strengthening our platform, expanding our reach, and enhancing the value we deliver to partners on both sides of the border. I’d like to thank the Canadian Lenders Association for this honour, and our entire VersaBank team, whose dedication and forward-thinking approach continue to drive our success.” The Canadian Lenders Association Executive of the Year award recognizes leadership, innovation and contributions within the Canadian financial services sector. The award highlights senior executives across banks, fintechs and financial institutions who have demonstrated strong performance and strategic impact over the past year. About VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota- based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized Deposits™.

2 VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD-LOOKING STATEMENTS VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward- looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X